Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

						June 30,

	1998	1999	2000	2001	2002	2003	2002

Net income/(loss) applicable to common shareholders	$(79,161)	$(54,552)	$(35,265)	$2,386	$(20,816)	$24,434	$(26,559)
Add: Fixed charges	1,317	4,465	7,941	7,225	5,102	2,363	2,514

Earnings as defined	$(77,844)	$(50,087)	$(27,324)	$9,611	$(15,714)	$26,797	$(24,045)

Fixed charges:
Interest expensed	$68	$3,207	$6,560	$6,081	$4,040	$1,715	$2,016
Estimated interest component of operating leases	1,249	1,258	1,381	1,144	1,062	648	498

Total fixed charges	$1,317	$4,465	$7,941	$7,225	$5,102	$2,363	$2,514

Ratio of earnings to fixed charges	(a )	(a )	(a )	1.3	(a )	11.3	(a )

Earnings to Fixed Charges, Deficiency (in thousands)(b)	$(79,161)	$(54,552)	$(35,265)	$—	$(20,816)	$—	$(26,559)

(a)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss applicable to common shareholders for the period.

(b)	As earnings for the reported period were insufficient to cover fixed charges, the dollar amount of the earnings deficiency is reported herein.